Mail Stop 3561
February 10, 2006

Gregory A. Haehn
President and Chief Operating Officer
Giant Motorsports, Inc.
13134 State Route 62
Salem, OH  44460

      Re:	Giant Motorsports, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed February 10, 2006
		File No. 333-131001

Dear Mr. Haehn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

The Offering, page 2
1. We note that you have added disclosure in response to our oral comment given on February 9, 2006. Please revise to present the information in tabular format.

Risk Factors, page 5

If Outstanding Series A Shares, options and warrants are exercised..., page 12
2. We note that the risk factor addresses the dilution risk of issuing 14,080,000 shares of common stock in the offering. Please revise to include the full 26,356,000 shares that are being registered and the potential additional shares that may be issued as a result of the adjustments based upon the anti-dilution provisions for the Series A Shares and Series A Warrants.

Certain Relationships and Related Transactions, page 55
3. We note your response to comment 8 in our letter dated February
6,
2006.  Please disclose the amount of the loan made to Andrews
North,
Inc. in 2002 and state whether any of the loans to Andrews North, Inc. remain outstanding.

Financial Statements

Note A - Summary of Significant Accounting Policies, page F-8

Organization, page F-8
4. We note your assertion in your response to comment 9 in our letter dated February 6, 2006 that the Stock Purchase and Reorganization Agreement effective January 16, 2004 should not be accounted for as a recapitalization, as American Busing Corporation had viable operations up to the point of the reverse merger transaction. However, you describe American Busing Corporation as an inactive public company in your significant accounting policies. Please clarify in this disclosure and all related disclosure throughout your document that American Busing Corporation is an operating entity or otherwise remove any reference that it is inactive.

Condensed Consolidated Statements of Cash Flow (Unaudited), page
F-27
5. You indicate in your response to comment 4 in our letter dated February 6, 2006 that you made the necessary change to reflect the proper classification of the activities associated with the floor plan liability, removing the related line item from the financing activities section of your statements of cash flows and reporting it as a component of the operating activities section. We note, however, that the "Increase (decrease) in floor plan liability" line item appears in both the financing and operating activities sections of your consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004. Please revise your presentation of this line item according to your response.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Will Choi, Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney-Advisor, at (202) 551-
3338, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at
(202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director


cc:	Scott M. Miller
	Gusrae, Kaplan, Bruno & Nusbaum, PLLC
	Fax (212) 809-5449
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Gregory A. Haehn
Giant Motorsports, Inc.
February 10, 2006
Page 1